Exhibit 12.1

HALLIBURTON COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(Millions of dollars, except ratios)

	Six Months Ended June 30, 2016	Year Ended December 31
		2015	2014	2013	2012	2011
Earnings available for fixed charges:
Income (loss) from continuing operations before income taxes	$(7,398)	$(936)	$4,712	$2,764	$3,822	$4,449
Add:
Distributed earnings from equity in unconsolidated affiliates	16	11	16	19	4	13
Fixed charges	467	634	554	511	445	384
Subtotal	(6,915)	(291)	5,282	3,294	4,271	4,846
Less:
Equity in earnings of unconsolidated affiliates	13	28	15	9	14	20
Total earnings (loss) available for fixed charges	$(6,928)	$(319)	$5,267	$3,285	$4,257	$4,826

Fixed charges:
Interest expense	$381	$463	$396	$339	$305	$268
Rental expense representative of interest	86	171	158	172	140	116
Total fixed charges	$467	$634	$554	$511	$445	$384

Ratio of earnings to fixed charges	(a)	(a)	9.5	6.4	9.6	12.6
(a) Total earnings (loss) available for fixed charges for the six months ended June 30, 2016 and year ended December 31, 2015 were inadequate to cover fixed charges by $7.4 billion and $953 million, respectively. Reported losses during the periods were primarily due to Baker Hughes termination fee and associated costs of $4.1 billion and impairments and other charges of $3.2 billion for the six months ended June 30, 2016 and impairments and other charges of $2.2 billion for the year ended December 31, 2015.